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06018373

SUPPL

Randers, 7 November 2006

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 46/2006 of 7 November 2006
  "Vestas receives an order for 47 wind turbines for Spain"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 7 November 2006
Stock exchange announcement No. 46/2006

Vestas receives an order for 47 wind turbines for Spain

Vestas has received an order from the Spanish developer Parques Eólicos San Lorenzo S.L.U. (I.E. VAPAT S.L.U.) for 47 units of the V90-2.0 MW wind turbine. The order comprises turnkey delivery of two wind power plants, Vestas Online Business Scada system and a five-year service and maintenance agreement.

Delivery of the wind power plants will start in the spring of 2007 and will be completed in the spring of 2008. The two wind power plants, San Lorenzo A and San Lorenzo B, are located in Valladolid in the autonomous region Castilla y León, near the town Torrelobatón. The region has a very strong wind potential, and growth expectations for the coming years are very positive. With 1,900 MW already in operation in Castilla y León and with a target for 6,000 MW wind energy installed, the region is considered among the most promising regions in Spain.

In July this year, Vestas inaugurated a nacelle assembly factory in Villadangos del Páramo with a production capacity of 300 nacelles per year and with a work force of 140 employees. All nacelles for the two projects will be produced in the factory in Villadangos del Páramo.

"*Support and commitment to wind power in the Castilla y León region is a model in the wind industry, and the order for the two wind power plants is a further strengthening of Vestas' activities in the region,*" says Ebbe Funk, President of Vestas Mediterranean A/S and continues: "*This is the first order which Parques Eólicos San Lorenzo S.L.U. has placed with Vestas and we look forward to developing a long-term cooperation with this customer.*"

The wind power plants have an estimated production of 255,000 MWh per year which corresponds to an annual saving of 139,740 tons of CO_2 emission.

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 39/2006 of 24 August 2006.

Any questions may be addressed to Ebbe Funk, President of Vestas Mediterranean A/S, telephone +34 93 241 9800 or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S